June 30, 2012

Response to N-SAR Sub-Item 77H: Changes in Control of
Registrant


(a) Acquisition of Control


Driehaus International Credit Opportunities Fund

Name of Shareholder:  Driehaus Profit Sharing Plan & Trust
Date(s):  3/1/2012
Description of Transaction:  Share Purchase
Percentage of Securities Owned (as of June 30, 2012): 71.20%


(b) Cessation of Control


Driehaus Emerging Markets Small Cap Growth Fund

Name of Shareholder: Richard H. Driehaus 2003 Rev TR
Date(s):  4/25/2012
Description of Transaction: Share Redemption
Percentage of Securities Owned (as of June 30, 2012): 24.11%


Driehaus Select Credit Fund

Name of Shareholder:  National Financial Services Corp.
Date(s):  various
Description of Transaction: Share purchases by various shareholders decreased the percent ownership for this shareholder.
Percentage of Securities Owned (as of June 30, 2012): 20.72%




(Note: control represents equal to or greater than 25% ownership of existing, outstanding shares)